

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2024

Neil J. Laird
Chief Financial Officer
NovAccess Global Inc.
8584 E. Washington Street
No 127
Chagrin Falls, OH 44023

Re: NovAccess Global Inc.
Form 10-K for the Year Ended December 31, 2023
File No 000-29621

Dear Neil J. Laird:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences